Barbara C. Jacobs, Assistant Director

Office of Information Technologies and Services

United States Securities and Exchange Commission

Mail Stop 3030

Washington, D.C.20549

December 23, 2016

Re:	Keen Home Inc.

Draft Offering Statement on Form 1-A

Submitted November 10, 2016

CIK No. 0001684813

Dear Ms. Jacobs:

We acknowledge receipt of comments in your letter of December 6, 2016, which we have set out below, together with our responses.

Part II – Offering Circular

Offering Circular Cover Page

1.	Please clarify on the Offering Circular cover page and summary that the Series A Preferred Stock are non-voting and convertible into shares of common stock at the option of the holder.

We have amended the cover page and made the changes requested. The Series A Preferred Stock now have voting rights, as described under “Securities Being Offered” and reflected in the company’s Amended and Restated Certificate of Incorporation.

2.	Please revise to include the common stock underlying the convertible Series A Preferred Stock and placement agent’s warrants in your Offering Statement. Because the securities are convertible or exercisable within one year, an offering of both the overlying security and underlying security is deemed to be taking place and must be included in the Offering Statement.

We have amended the cove page accordingly.

3.	Please provide the quantitative commissions or payment made to your placement agent, SI Securities, LLC, in the tabular format provided in Item 1(e) of Part II of Form 1-A.

We have revised the disclosure and added a footnote on the cover page to “Proceeds to Issuer Before Expenses, Discounts and Commissions**” disclosing the maximum amount of payment that could be made to the Placement Agent.

Offering Circular Summary

4.	On page 5 of your Offering Circular, you disclose that you “received one of the highest valued offers in the show’s history” from Robert Herjavec of ABC’s television show Shark Tank. We note, however, Mr. Herjavec is not a principal stockholder disclosed on page 41. Please clarify Mr. Herjavec’s role with Keen Home. We note that in your test the water materials provided at https://www.seedinvest.com/keenhome/series.a you indicate that you have a partnership with the Herjavec Group for marketing and distribution support. To the extent material, please provide a description of any agreements with the Herjavec Group.

The company has entered into a stock option grant agreement with Robert Herjavec that grants him 94,500 shares or approx. 1% of equity in Keen Home in the form of non-statutory stock options (NSOs). This NSO grant puts Robert on our capitalization table and gives him a vested interest in contributing to the growth and success of Keen Home. There are no other formal agreements in place with Mr. Herjavec.

Risk Factors

If we cannot raise sufficient funds we will not succeed, page 12.

5.	We note that you believe you will be profitable within three years, as disclosed on pages 12 and 34. This belief appears to be based on the introduction of new products and sales channels, and economies of scale related to increased production and a decline in cost of goods sold. Please revise to provide more information concerning your claims of future profitability, such as recent trends in financial measures to support your belief

We have revised the disclosure as requested to provide more information on page 34.

Business

Overview, page 18

6.	On page 18, you disclose that Keen Home plans on building the world’s “first real-time home health dashboard.” Please revise to provide more information as to what you mean by health dashboard, and whether if it is a new software platform or product that has yet to be developed or if you are referring to your Smart Bridge device briefly described on page 19. If it is a prospective product or service, please revise to clarify your timeline as to when it will be developed.

We added language on page 18 to clarify the disclosure and added a timeline.

Distribution and Technical Partnerships, page 2

7.	Please revise to clarify that your Consulting Services and Development agreement, filed as Exhibit 6.5, provides Lowe’s a two-year exclusivity period for home improvement channels, which includes broader category of retailers such as Wal-Mart, Target, and Sears.

We revised the disclosure as requested on page 24.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 34

8.	Please revise to disclose the amount of cash and cash equivalents as of June 30, 2016, as well as any other currently available capital resource. Also disclose the minimum period of time that you will be able to conduct planned operations using these resources without regard to the proceeds you expect to receive from the offering.

We revised the disclosure as requested on page 34.

Compensation of Directors and Executive Officers, pages 40

9.	Please provide a brief description of your 2014 Stock Option Plan and Stock Restriction Agreements, as required by Item 11(d) of Part II of Form 1-A.

We add the requested summaries on page 40.

Security Ownership of Management and Certain Shareholders, page 41

10.	Please clarify the circumstances under which the automatic conversion feature of your 2015 and 2016 notes payable issuances, as described on pages F-16 and F-20, will be triggered.

We added language explaining that a qualified equity financing would trigger conversion and detailed the terms on page 41.

Securities Being Offered

Series A Preferred Stock, page 42

11.	Please revise to clarify the rights and privileges of the holders of Series A Preferred Stock compared to other classes of preferred stock, including the Series Seed Preferred Stock. For example, please clarify whether the Series A Preferred Stock holders are treated equally with Series Seed Preferred Stock holders for liquidation preferences.

We revised the entire section to better describe the terms of the Series A Preferred Stock as revised and compared it to the Series Seed. The holders are treated equally with respect to liquidation preferences.

Anti-Dilution Rights, page 44

12.	Please provide a description of the weighted-average adjustment formula provided in the Amended and Restated Certificate of Incorporation.

We included a summary of the formula on page 44.

Series Seed Preferred Stock, page 45

13.	In this section, you appear to use the terms “Preferred Stock” and “Series Seed Preferred Stock” interchangeably. Please revise your use of the term “Preferred Stock” to clarify whether you mean Series Seed Preferred Stock or all classes of Preferred Stock that will be issued after your offering.

We revised this section to describe the Series Seed and Series A Preferred Stock rights and preferences.

Sincerely,

/s/ Sara Hanks

Sara Hanks

Partner

KHLK LLP

cc: Nayeem Hussain

Keen Home Inc.